

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Kathleen K. Oberg
Chief Financial Officer
Marriott International, Inc.
7750 Wisconsin Avenue
Bethesda, Maryland 20814

      Re: Marriott International, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Form 8-K
          Filed February 14, 2023
          File Nos. 001-13881

Dear Kathleen K. Oberg:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

<u>Form 8-K filed Feburary 14, 2023</u>

<u>Exhibit 99</u>
<u>Company Outlook, page 5</u>

1.   We note you provide ranges for Adjusted EPS - diluted for your first quarter 2023 and full-year fiscal 2023 guidance. However, you did not provide reconciliations to the most directly comparable GAAP measures. In future filings, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. To the extent you are relying on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B), revise future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel at 202-551-3395 or Mark Rakip at 202-551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stephanie Carrick